W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

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March 30, 2022

VIA EDGAR SUBMISSION Mr. J. Nolan McWilliams Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
Teucrium Commodity Trust
Teucrium Sugar Fund
Registration Statement on Form S-1 (File No. 333-263438)

Dear Mr. McWilliams:

On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Teucrium Sugar Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are responding to your comments dated March 24, 2022 in regards to the Fund’s registration statement on Form S-1 filed on March 10, 2022 (“Registration Statement”). All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement, and any page references refer to the Registration Statement. For convenience, your comment is restated below, with the response following.

General

1.
Comment: Please prominently discuss here and in The Sugar Market on page 75 the impacts of current geopolitical events on the sugar market by quantifying, to the extent information is available, sugar prices, the price of sugar futures contracts, the extent to which the sugar futures market is experiencing backwardation, the price of your shares, and the increased trading volume of sugar futures and your shares as of the most recent practicable date.

Response:                          The Fund has added the requested disclosure as follows:

“To place the impacts of the geopolitical events described above in context, the following table compares the percentage change in sugar prices, the price of sugar futures contracts, the price of the Fund’s shares, and the increased trading volume of sugar futures in the twenty trading days prior to the date of the Russian invasion of Ukraine (January 27, 2022 to February 23, 2022), compared to the twenty trading days following (February 24, 2022 to March 23, 2022).

Recent geopolitical events have also impacted the level of “backwardation” experienced by the Fund. As illustrated by the table, the Russian invasion and related developments have placed upward pressure on the price of sugar and sugar futures contracts. As a result, near to expire contracts trade at a higher price than longer to expire contracts, a situation referred to as “backwardation.” Putting aside the impact of the overall movement in prices of sugar and sugar futures, the Benchmark Component Futures Contracts (the sugar futures contracts that the Fund invests in to achieve its investment objective) would tend to rise as they approach expiration. This backwardation may benefit the Fund because it will sell more expensive contracts and buy less expensive contracts on an ongoing basis. The degree of backwardation is also shown in the following table.

Conversely, in the event of a sugar futures market where near to expire contracts trade at a lower price than longer to expire contracts, a situation referred to as “contango,” then absent the impact of the overall movement in sugar prices the value of the Benchmark Component Futures Contracts would tend to decline as they approach expiration. If the prices of sugar and sugar futures were to decline, for example, because of a resolution of the Russia-Ukraine conflict, the Fund would experience the negative impact of contango.

DATA POINT	JANUARY 27, 2022 TO FEBRUARY 23, 2022 (20 TRADING DAYS BEFORE THE RUSSIAN INVASION)	FEBRUARY 24, 2022 TO MARCH 23, 2022 (20 TRADING DAYS AFTER THE RUSSIAN INVASION)
Sugar prices	Average SPOT Sugar Price = $0.182305	Average SPOT Sugar Price = $0.18863
Sugar futures prices	Average Futures Price Across next 4 contracts (excluding SPOT month) = $0.178154	Average Futures Price Across next 4 contracts (excluding SPOT month) = $0.186628
Average volume of futures	Average Volume Across next 4 contracts (excluding SPOT month) = 22,770	Average Volume Across next 4 contracts (excluding SPOT month) = 17,887
Degree of backwardation / Roll Yield*	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +5.31% (backwardation)	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +3.83% (backwardation)
Fund share prices	Average Price = $8.8918	Average Price = $9.3741
Average share volume	71,990	132,885
* Roll yield is a type of return in commodity futures investing that comes from “rolling” shorter-dated contracts for longer-dated contracts. It is driven by the difference in the price of shorter-dated, closer to maturity commodity contracts (in the table above the actual spot price of sugar is used) and their longer-dated counterparts. Roll yields can either be positive or negative, depending on whether the market is in backwardation or contango, respectively.”

2.
Comment: Please place the discussion of position limits in context by quantifying and disclosing whether you are approaching the position limits of the CFTC or futures exchange rules such that the position limits are likely to restrict your ability to continue to invest in the Benchmark Component Futures Contracts. In addition, please disclose your specific plans, if any, to purchase other sugar interests on foreign exchanges or other instruments in the event you are no longer able to purchase Benchmark Component Futures Contracts. To the extent you have discretion under applicable regulatory requirements to invest in these other instruments, so state.

Response:                          The Fund believes that the disclosure on page 10 of the Registration Statement under “Changes in the Fund’s NAV may not correlate well with change in the price of the Benchmark. If this were to occur, you may not be able to effectively use the Fund as a way to hedge against sugar related losses or as a way to indirectly invest in sugar” provides an explanation that the Fund is subject to position accountability levels, that the Fund currently holds just under seven percent of such accountability levels and that the Fund has no intention of purchasing sugar interests on foreign exchanges.

3.
Comment: Please disclose here, if true, that the fund is in the process of entering into an agreement with a new futures commission merchant (FCM) and discuss the attendant risks. Also clarify how the constraints on the number of “wheat futures contracts” applies to you.

Response:                          The Fund has finalized an agreement with a new futures commission merchant. It has revised the following risk factor appearing in the prospectus summary (and in other appropriate sections of the prospectus) to reflect that the Fund now has two FCMs. The Registrant believes that the addition of the new FCM mitigates to some extent the risks attendant to having only one FCM, but the following risk factor discloses the risks attendant to what could happen if one or both FCMs place limits on purchases and sales of futures contracts.

“The Fund currently has two futures commission merchants (“FCMs”) through which it buys and sells futures contracts.  The recent volatility in the sugar futures market may lead one or both of the Fund’s FCMs to impose risk mitigation procedures that could limit the Fund’s investment in sugar futures contracts beyond the accountability and position limits imposed by futures contract exchanges as discussed herein.  One of the FCMs has imposed a financial ceiling on initial margin that could change and become more or less restrictive on the Fund’s activities depending upon a variety of conditions beyond the Sponsor’s control.  If the Fund’s other current FCM were to impose position limits, or if any other FCM with which the Fund establishes a relationship in the future were to impose position limits, the Fund’s ability to meet its investment objective could be negatively impacted.  The Fund continues to monitor and manage its existing relationships with its FCMs and will continue to seek additional relationships with FCMs as needed.”

The Fund has also replaced the noted reference to “wheat futures contracts” with a reference to “sugar futures contracts.”

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

WTC/JMS

Cc:
Sal Gilbertie
John Sanders
1401 New York Avenue NW, Suite 500 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322

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